Mail Stop 4561

April 5, 2007

Mr. Arthur F. Birmingham
Executive Vice President and Chief Financial Officer
Peapack-Gladstone Financial Corporation
158 Route 206
Peapack-Gladstone, NJ 07934

      Re: Peapack-Gladstone Financial Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2006
               Filed March 16, 2007
               File No. 001-16197

Dear Mr. Birmingham:

      We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Exhibit 13 – Annual Report to Shareholders

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 40

1.   We note your disclosure that you make operating decisions and assess performance based on review of your banking operations, which constitute the only operating segment for financial reporting. In light of the increasing significance of your PGB Trust and Investments division to your results of

operations, please refer to paragraphs 10 – 15 of SFAS 131 and tell us the following:

- describe your organization structure within the bank and the holding company, identifying who manages this division and to whom that individual directly reports;
- describe the information contained in your internal management reports generated for this division and the banking operations;
- identify the individual(s) that review the information, when they review it, and for what purpose they review it;
- identify the individual(s) who make resource allocation decisions for the division;
- identify the individual(s) who assess performance of the division and describe the specific information used in the assessment; and
- describe the nature of information, if any, with respect to this division that is presented to your board of directors.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief